David Peinsipp

T: (415) 693 2177

dpeinsipp@cooley.com

May 15, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Franklin Wyman
Kevin Vaughn
Jessica Dickerson
Tim Buchmiller

Re:	Alumis Inc.
Draft Registration Statement on Form S-1 Submitted on April 11, 2024 CIK No. 0001847367

Ladies and Gentlemen:

On behalf of Alumis Inc. (the “Company”), the following information is submitted in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 8, 2024 (the “Comment Letter”) regarding the above-referenced draft Registration Statement on Form S-1, as confidentially submitted to the Commission on April 11, 2024. Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Company’s Confidential Registration Statement on Form S-1 (the “DRS Amendment No. 1”) with the Commission. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the DRS Amendment No. 1.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the respective comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the DRS Amendment No. 1.

Draft Registration Statement on Form S-1 submitted on April 11, 2024

Cover Page

1.	Disclose whether your offering is contingent upon final approval of your Nasdaq Global Market listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the DRS Amendment No. 1.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission May 15, 2024 Page Two

Prospectus Summary

Overview, page 1

2.	We note your disclosure on page 29 that you acquired ESK-001 via a stock purchase of FronThera U.S. Holdings, Inc. and its wholly-owned subsidiary, FronThera U.S. Pharmaceuticals LLC, and your disclosure on page 88 that, under the stock purchase agreement, you are obligated to pay contingent consideration of up to $120.0 million based on the achievement of specified clinical and commercialization milestones. If any of the material product candidates you are developing were acquired in this transaction, please include appropriate disclosure in your prospectus summary and include disclosure regarding these potential milestone payments. Please also tell us why it would not be appropriate to file this stock purchase agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 3, 92, 95, 103, F-46 and F-47 of the DRS Amendment No. 1. The Company respectfully advises the Staff that it does not consider the stock purchase agreement (the “Purchase Agreement”) with FronThera U.S. Holdings, Inc. and its wholly owned subsidiary, FronThera U.S. Pharmaceuticals LLC (“FronThera”), dated March 5, 2021 to be material, and accordingly, it does not believe it is required to file the Purchase Agreement pursuant to Item 601(b)(10) of Regulation S-K. Pursuant to the Purchase Agreement, the Company acquired FronThera U.S. Holdings, Inc. and its wholly owned subsidiary, FronThera U.S. Pharmaceuticals LLC. The transaction was accounted for as an asset acquisition, and the Company wholly owns all the assets acquired in the transaction. Under the terms of the Purchase Agreement, there are no ongoing material obligations or arrangements between the parties outside of the contingent milestone payments payable by the Company to FronThera, as described in the DRS Amendment No. 1. As disclosed on page 75 of the DRS Amendment No. 1, the Company intends to use a portion of the net proceeds of this offering to pay the next near-term milestone under the Purchase Agreement, contingent upon the first administration of ESK-001 to a patient enrolled in a Phase 3 clinical trial of ESK-001. As disclosed on pages 92 and 95 of the DRS Amendment No.1, following such contingent milestone payment, the Company will be obligated to pay up to an additional $60.0 million in aggregate milestone payments based on the achievement of specified milestones related to patient enrollments in clinical trials, regulatory approvals and commercialization approvals. Moreover, the Company does not expect any of such $60.0 million in contingent milestone payments to be achieved or payable in the next two years. Accordingly, the Company respectfully advises the Staff that it does not believe filing of the Purchase Agreement as an exhibit would provide meaningful information to investors beyond that which has already been summarized in the DRS Amendment No. 1.

Our Pipeline, page 2

3.	We note your statements in the first paragraph of this section and on pages 4, 97, and 98 regarding the opportunity to develop a "best-in-class" profile for ESK-001. Given the development stage of your programs and length of the drug approval process, it appears to be premature to speculate or imply that ESK-001 will be approved or become best-in-class for any indication at this time. Please revise these statements and any similar statements throughout.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 4, 104 and 105 of the DRS Amendment No. 1.

4.	We note your statements that your clinical trial "data demonstrated that ESK-001’s ability to maximally inhibit TYK2 translates to the achievement of high rates of response…in patients, with response rates in the range observed with existing biologic therapies" and that your Phase 2 STRIDE trial "met its primary endpoint, the proportion of patients achieving a 75% improvement…at week 12 compared to placebo." To balance the disclosure in your prospectus summary, please disclose any adverse events observed in the Phase 2 STRIDE trial or include a cross reference to the relevant disclosure in the "Business" section. In this regard, we note your disclosure of adverse events in your Phase 2 STRIDE trial and in your open label extension on pages 107, 108, and 110. Please also clarify what you mean by "maximally inhibit TYK2" since from the figure on page 111 it does not appear that TYK2 is completely inhibited at the dose ranges shown in that figure.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 2 of the DRS Amendment No. 1, to provide a cross-reference to the relevant disclosure in the "Business" section regarding adverse events observed in the Phase 2 STRIDE trial, and on page 111 of the DRS Amendment No. 1, to clarify the meaning it intends to convey in connection with the use of the phrase “maximally inhibit TYK2” and provide further observation supporting such achievement.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission May 15, 2024 Page Three

5.	We note your disclosure on pages 3 and 96 that "A-005 has demonstrated protective effects in multiple in vivo disease models of neuroinflammation." Please briefly describe the preclinical studies and the results thereof that led to this conclusion. If the experimental autoimmune encephalitis (EAE) model is the model that supports this disclosure, please make that clear.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 3, 104 and 125 of the DRS Amendment No. 1 to clarify that the EAE model is the model that supports this disclosure.

6.	We note your disclosure on page 114 that you are evaluating ESK-001 in an ongoing Phase 2a clinical trial in patients with Uveitis. Since it appears that the related arrow in your pipeline table is half-way through the Phase 2 portion of the row, please tell us if it would be appropriate to shorten the arrow in that row to reflect that you are still in Phase 2a of the trial. Also clarify if you anticipate conducting a Phase 2b trial prior to proceeding to a Phase 3 trial for this indication.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 123 of the DRS Amendment No. 1. The Company respectfully advises the Staff that it does not believe that the arrow corresponding to Uveitis should be shortened because, despite the fact that Uveitis is designated to be undergoing Phase 2a clinical trial, such designation is company-specific as opposed to industry-specific, and the Company's standard of distinction between Phase 2a and Phase 2b clinical trials is not determined solely by the durational or temporal characterization of the clinical stage of a given drug candidate. For example, the Company may initiate Phase 3 clinical trial(s) for Uveitis based on feedback from the FDA without undergoing a study specifically designated by the Company as a Phase 2b clinical trial.

7.	We note your disclosure on page 116 that you intend to pursue MS as your initial indication for A-005. If you have not definitively selected MS as your targeted indication for A-005, please tell us why it is appropriate to include a row for A-005 in your pipeline table here and on page 97 or revise your disclosure as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the DRS Amendment No. 1 to clarify that the Company is targeting MS as the initial indication for A-005.

Our Strategy, page 4

8.	We note your description here and on page 98 that A-005 is a "potential first-in-class allosteric TYK2 inhibitor designed to penetrate the CNS to treat neuroinflammation." Please remove the references to "first-in-class" or explain why you believe A-005 is a "potential first-in-class" allosteric TYK2 inhibitor, including, or example, whether you are aware of any competing product candidates that are further along in the development process.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 4 and 105 of the DRS Amendment No. 1.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission May 15, 2024 Page Four

Use of Proceeds, page 73

9.	We note that you intend to use the proceeds from this offering for multiple purposes, including "to fund clinical development and related studies for product candidates as well as [y]our activities in preparation for such clinical development." We also note your disclosure that the proceeds "will not be sufficient for [you] to fund [y]our programs through regulatory approval and commercialization" and that you "will need to raise substantial additional capital in order to do so." Please revise your disclosures in this section to:

•	identify how you intend to allocate the proceeds among the various intended purposes;

•	clarify which products or programs you currently intend to fund with the proceeds from this offering;

•	disclose how far into the development process you anticipate such proceeds will enable you to reach; and

•	state the anticipated amount of other funds, if any, that may be necessary to accomplish the specific purposes for which the proceeds are to be obtained.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 75 and 76 of the DRS Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations Sources of Liquidity, page 86

10.	We note your disclosure in the third paragraph that, prior to the occurrence of certain timelines or events, you have an obligation to sell additional shares of your Series C redeemable convertible preferred stock. Please revise your disclosure to clarify whether the described obligations are eliminated after the earlier to occur of the listed timelines or events or update your disclosure when appropriate to indicate how these obligations have been satisfied.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 91, F-7, F-33, F-38 and F-47 of the DRS Amendment No. 1 to clarify that the obligation to sell additional shares of Series C redeemable convertible preferred stock is eliminated after the earliest to occur of the listed timelines or events.

Critical Accounting Policies and Significant Judgments and Estimates Stock Compensation Expense, page 90

11.	Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common stock leading up to the planned offering and the midpoint of your estimated offering price range. This information will facilitate our review of your accounting for stock compensation.

Response: The Company acknowledges the Staff’s comment and undertakes that, once an estimated offering price is available, it will provide the Staff with a supplemental letter containing the fair value underlying its equity issuances and an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission May 15, 2024 Page Five

Business

Our Precision Approach and Capabilities, page 98

12.	We note your references to "[y]our precision data analytics platform" throughout the prospectus. We further note your reference on page 98 to benefitting from Foresite Labs’ data platform and your establishment of "a precision data analytics platform" with Foresite Labs’ capabilities as a foundation. Please clarify whether you own or in-license the precision data analytics platform discussed throughout the prospectus, and if in- licensed, please briefly describe the material terms of the license agreement or other arrangement.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 4, 102, 104, 105 and 106 of the DRS Amendment No. 1. The Company respectfully advises the Staff that it refers to its proprietary precision data analytics platform to encompass the combination of its own clinical, genetic, genomic and proteomic data, data from public third-party sources and management’s own genomic insights, supported by the data analytics services the Company continues to receive from Foresite Labs. As disclosed on page 129 of the DRS Amendment No. 1, the Company contracts with Foresite Labs under a services agreement, memorialized in a series of statements of work. The Company has no licensing arrangements with Foresite Labs and owns its own insights that it developed after the Foresite incubation.

13.	Please explain the basis for your belief "that the application of insights from [y]our internal efforts, combined with [y]our Foresite Labs collaboration, may ultimately bring forth the most effective, paradigm-shifting medications by optimizing [certain] design elements." In addition, explain what you mean by "paradigm-shifting." To the extent material, please also address, in the risk factors section, the potential risks that could arise in the event your collaboration with Foresite is terminated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the DRS Amendment No. 1. The Company respectfully advises the Staff that, as more fully discussed in the Company’s response to Comment 25, the Company does not believe its collaboration with Foresite is material, and the Company believes that it could make arrangements with other research organizations or enter into other services arrangements to obtain the insights that it leverages in its proprietary precision data analytics platform. Accordingly, the Company does not believe there are any material potential risks that could arise in the event the service agreement with Foresite was terminated.

14.	At the bottom of page 99, you describe the figure at the top of page 100 as an illustration of the indications that you "are pursuing" for your TYK2 franchise. Please revise this sentence to clarify the indications you are currently pursuing and which ones are potential additional indications of interest.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the DRS Amendment No. 1.

Right Target, page 99

15.	Please clarify if the proprietary genetic database you refer to was developed by you or in- licensed or acquired. Please also indicate the basis for your belief that drugs with indications supported by human genetics have twice the likelihood of success in Phase 2 and Phase 3 clinical development.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 105 and 106 of the DRS Amendment No. 1. The Company respectfully advises the Staff that its proprietary genetic database is comprised of the Company’s proprietary clinical, genetic, genomic and proteomic data and data from third-party sources, including publicly available information. The Company considers the database as a whole proprietary given its inclusion of confidential clinical, genetic, genomic and proteomic data developed by the Company and the value provided by this collection of data that is not available to third parties.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission May 15, 2024 Page Six

Right Molecule, page 99

16.	Please clarify if you designed ESK-001 and A-005 using the methods described in the first bullet point of this section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the DRS Amendment No. 1.

Role of TYK2 in Immunology, page 101

17.	In the second bullet point at the top of page 3, you state you design your molecules to achieve maximal target engagement and a "safe pharmacological profile." In the last sentence on page 101, you state, "this TYK2 variant does not appear to significantly increase susceptibility to serious infections, suggesting that TYK2 inhibition may be associated with an optimal balance between efficacy and safety." We note similar disclosures on page 111 that your "STRIDE Phase 2 clinical trial and open label extension trial in PsO demonstrated that ESK-001 at a dose of 40 mg BID was well tolerated and highly efficacious" and on page 117 that "A-005 can effectively inhibit TYK2 microglial responses in primary microglia derived from human induced pluripotent stem cell…." Please revise your prospectus to remove any statements regarding efficacy or safety determinations as such determinations are solely within the authority of the FDA.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 4, 83, 102, 104, 106, 108, 109, 119 and 126 of the DRS Amendment No. 1.

Preliminary Results from the Ongoing OLE Trial, page 108

18.	Please disclose whether the ongoing OLE trial is powered for statistical significance, and if so, disclose the p-values for the preliminary results discussed in this section.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as is typical for open label extension (OLE) trials, its ongoing OLE trial is not powered for statistical significance and, as such, it has not disclosed the p-values for the preliminary results discussed in this section.

19.	We note your disclosure on page 110 that there have been five serious adverse events in the OLE trial, including two that you have assessed to be possibly related to study drug. Similar to your disclosure in the risk factor on page 18, please disclose here the nature of these serious adverse events.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 118 and 119 of the DRS Amendment No. 1 to include a description of the serious adverse events.

Proposed Phase 3 Clinical Trials of ESK-001 in PsO, page 112

20.	Please disclose the regulatory jurisdictions where you intend to conduct your proposed Phase 3 clinical trials for ESK-001 in PsO. We also note your disclosure that ESK-001 has the potential to be a best-in-class TYK2 inhibitor and that, if approved, ESK-001 would compete with several currently approved or late-stage oral clinical therapeutics, including Sotyktu. Given that disclosure, please clarify your reasons for using Otezla as a comparator and clarify how you would substantiate your intended best-in-class claims with results from these trials.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the DRS Amendment No. 1.  The Company respectfully advises the Staff that it used Otezla as a comparator for multiple reasons, including without limitation: (i) Otezla is the benchmark comparator for evaluating PASI efficacy and was the comparator on which Sotyktu was approved; (ii) placebo is not an appropriate comparator past week 16 due to ethical concerns of administering placebo beyond that point without rescue options, which options would introduce confounding statistical complications; (iii) using Otezla as a comparator allows the Company's trials to have an active comparator out to week 24; (iv) Otezla is one of the most widely used psoriasis oral drugs with a well-recognized and established safety and efficacy profile on which to compare ESK-001; and (v) Otezla's established safety and efficacy profile allows accurate statistical powering of the Company's Phase 3 clinical trials.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission May 15, 2024 Page Seven

Ongoing Phase 2b LUMUS trial of ESK-001 in SLE, page 113

21.	Please disclose the regulatory jurisdictions where you are conducting your Phase 2b clinical trial. We also note your disclosure that this trial is designed to potentially serve as the first of two pivotal trials. Please clarify if this means that you might be able to have the Phase 2b trial serve as the basis for seeking regulatory approval or if you would need to conduct Phase 3 trials.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 122 of the DRS Amendment No. 1.

A-005: Our CNS Penetrant Allosteric TYK2 Inhibitor, page 116

22.	We note your disclosure here and on page 119 that you have initiated a "multi-cohort investigation to assess…orally-administered A-005." Please clarify whether this is a different study than the Phase 1 study of A-005 that you reference on pages 1, 3, 79, 95, and 96. In addition, describe the clinical protocol for the Phase 1 study and, if different, for this investigation, including any primary and secondary endpoints.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the DRS Amendment No. 1 to clarify that this is the same Phase 1 study of A-005 referenced elsewhere in the DRS Amendment No. 1.

A-005 Preclinical Validation, page 117

23.	Please provide some additional narrative explaining the data presented in the figures on pages 117 and at the top of page 118.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 126 and 127 of the DRS Amendment No. 1.

First in human study, page 119

24.	Please disclose the regulatory jurisdiction where this study is being conducted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the DRS Amendment No. 1.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission May 15, 2024 Page Eight

Foresite Labs Collaboration, page 120

25.	We note your disclosure regarding your Services Agreement with Foresite Labs, a related party. Please tell us what consideration you gave to filing this Services Agreement as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not view the services agreement (the “Service Agreement”) with Foresite Labs, LLC (“Foresite”) to be material or that its business is substantially dependent on the Services Agreement. While Foresite assists the Company in exploring specified immunology genetic targets, if the Services Agreement were terminated, the Company believes that it could make arrangements with other research organizations or enter into other services arrangements without a material impact on the Company’s business. Moreover, the Services Agreement with Foresite does not exclusively obligate the Company to use Foresite data analytics services. In addition, the financial terms of the Services Agreement are immaterial in amount and significance to the Company’s financial condition. For the years ended December 31, 2022 and 2023, the Company recognized $1.6 million and $1.5 million, respectively, as research and development expenses under the Service Agreement; and there are no milestone payments or royalty payments payable by either party under the Services Agreement. Accordingly, the Company respectfully submits that it is not substantially dependent on the Services Agreement with Foresite for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K and, therefore, does not believe that it is required to file the Services Agreement as an exhibit.

Government Regulation, page 124

26.	We note from page 123 that you "intend to commercialize [y]our product candidates, if approved, in key markets in the United States, the European Union, and APAC…." We also note from page 112 that you have received and incorporated feedback from the FDA and the CHMP in Europe in your proposed Phase 3 program in PsO and that you have requested regulatory feedback from the PMDA in Japan. However, the government regulation discussion in this section only substantively addresses the United States. Please tell us what consideration you gave to also addressing applicable government regulations regarding Europe and Japan.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 138 to 143 of the DRS Amendment No. 1.

Management

Composition of Our Board of Directors, page 137

27.	We note your disclosure that you have one vacancy on your board of directors and that the vacancy is a position that, under the terms of a voting agreement you entered into with certain of your stockholders, is to be filled, upon mutual agreement of your board of directors, by a person who is not otherwise your employee or affiliate. We further note your disclosure that the voting agreement will terminate upon closing of the offering. Please revise your disclosure to clarify your intent with respect to the vacancy, including whether you intend to fill the vacancy pursuant to the terms of the voting agreement prior to its termination or otherwise pursuant to the terms of your constituent documents after closing of this offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 153 of the DRS Amendment No. 1 to clarify that the Company does not intend to fill the remaining vacancy prior to the closing of the offering.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission May 15, 2024 Page Nine

Certain Relationships and Related Person Transactions

Series B and Series B-1 Redeemable Convertible Preferred Stock Financing, page 158

28.	In footnote 3 to the table, you state, "Immediately prior to the closing of this offering, all shares of our redeemable convertible preferred stock held by entities affiliated with BBA will convert into...shares of [y]our common stock and...shares of [y]our non-voting common stock." You do not include a similar statement in footnotes 2 and 4 to the table. Please revise your footnote disclosure to disclose what will happen to the redeemable convertible preferred stock held by the other entities in the table in connection with the closing of this offering. In this regard, we note your disclosure on page 166 that "[a]ll...outstanding shares of redeemable convertible preferred stock will be converted into an aggregate of...shares of common stock and...shares of non-voting common stock immediately prior to the closing of this offering." This comment also applies to the footnotes on pages 159, 160, and 163.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 177 to 178 of the DRS Amendment No. 1.

Principal Stockholders, page 162

29.	In the fourth paragraph, you state that the percentage ownership of a person is calculated by dividing the number of shares such person holds by a sum that includes the number of shares of non-voting common stock that the person has the right to convert to common stock within 60 days. Please revise the footnotes to the table, including footnote 10, to clarify the number of shares of non-voting common stock, if any, held by each listed stockholder.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 180 to 182 of the DRS Amendment No. 1, including to add columns in the table to indicate the number of shares of voting and non-voting common stock held by each beneficial owner.  None of the Company’s stockholders currently hold shares of the Company’s non-voting common stock, and not all beneficial holders will be receiving non-voting common stock in connection with the offering, but such determination will not be made prior to launch. The Company has updated footnote 10 to reflect a placeholder for non-voting common stock, and will in a future filing update any other footnotes as needed to reflect such holders’ beneficial ownership of non-voting common stock.

30.	In footnotes 4 and 5 to the table, please clarify whether the trustees have sole or shared voting and dispositive power over the applicable shares referenced therein.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 182 of the DRS Amendment No. 1.

Common Stock and Non-Voting Common Stock, page 165

31.	We note that your amended and restated certificate of incorporation will authorize two classes of common stock. Please describe the differences, if any, in the information that the holders of each class will receive, and the timing of receiving such information, as compared to the information provided to holders of the other class.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that there are no differences in the information that holders of each class of common stock will receive.

32.	We note that holders of your non-voting common stock will have the right to convert each share of non-voting common stock into one share of common stock at the respective holder’s election, subject to certain restrictions. Please also disclose whether there are any automatic or mandatory conversion provisions associated with the non-voting common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 183 of the DRS Amendment No. 1.

Voting Rights, page 165

33.	You state that your non-voting common stock is not entitled to any votes per share, except as required by law, and you identify some instances in which holders of non-voting common stock would have a right to vote. Please revise your disclosure to clarify, in instances where non-voting common stockholders have a right to vote, the number of votes to which each share of non-voting common stock is entitled and whether the non-voting common stockholders would vote separately or together as a single class with the common stockholders. For the matters that require the approval of the non-voting common stock described in clause (iii)(A) and (B), please include appropriate risk factor disclosure, and revise here to describe the Fundamental Transactions that would require the approval of the holders of the non-voting common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosures on the cover page and pages 8 and 183 of the DRS Amendment No. 1 to clarify that the non-voting common stock is not entitled to any votes per share, except as required by law.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission May 15, 2024 Page Ten

No Preemptive or Similar Rights, page 166

34.	You state that shares of your common stock and non-voting common stock are not subject to conversion provisions. Please revise this statement to clarify that the non-voting common stock is subject to conversion provisions, as discussed on page 165.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 184 of the DRS Amendment No. 1.

Underwriting

Directed Share Program, page 178

35.	We note your disclosure here and in other parts of the prospectus regarding your directed share program. Please revise your prospectus to clarify, where appropriate, including in the risk factors and in the "Principal Stockholders" section, that:

•	your directors, officers, employees, business associates, and related persons may

•	participate in this program, resulting in further concentration of beneficial ownership and control than is reflected in the prospectus; and

•	the beneficial ownership and control disclosures presented in the prospectus assume that no shares of common stock are purchased by your directors, officers, employees, business associates, and related persons pursuant to the directed share program.

In addition, please expand your disclosure to address the process that prospective participants will follow to participate in the program, the manner in which you will communicate with prospective participants about the program, when and how you will determine the allocation for the program, whether such allocation will change depending on the interest level of potential participants, and any other material features of the program.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 9, 65, 66 and 180 of the DRS Amendment No. 1. The Company respectfully notes that it has not selected an underwriter to administer the directed share program and that certain aspects of the revised disclosure may be revised to account for underwriter-specific mechanics and processes.

Notes to Consolidated Financial Statements

6. Related Party Transactions, page F-18

36.	Revise to disclose the relationship with Foresite Labs, LLC and related entities, detailing any other transactions with these parties.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages F-18 and F-19 of the DRS Amendment No. 1. The Company has disclosed all transactions with Foresite Labs and balances related to the periods presented in the Company’s consolidated financial statements.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission May 15, 2024 Page Eleven

7. Commitments and Contingencies

Operating Leases, page F-19

37.	Please provide an accounting analysis for the operating leases that constituted ROU assets of $12.7 million and associated liabilities of $32.6 million on December 31, 2023 that includes an explanation for the difference between these amounts. Refer us to the technical guidance upon which you relied and revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages F-19 to F-21 and F-45 to F-46 of the DRS Amendment No. 1. As of December 31, 2023, the Company reported operating right-of-use (the “ROU”) assets of $12.7 million and operating lease liabilities of $32.6 million, consisting primarily of the ROU asset and lease liability related to the lease of its headquarters in South San Francisco, California. The Company determined that the lease of its headquarters, entered into in August 2022, was an operating lease and is accounted in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 842, “Leases”. The Company originally calculated a lease liability for its headquarters of $14.1 million, which was equal to the present value of future lease payments including lease incentives not yet received of $16.7 million, and an ROU asset of $13.6 million, which was equal to the lease liability less the $0.5 million of lease incentives received at the commencement date.

Prior to occupying the premises, the Company planned to construct various leasehold improvements and concluded that such improvements were lessee assets. The lessor agreed to provide a tenant improvement allowance that covered the cost of the improvements. The allowance was accounted for as a lease incentive in accordance with ASC 842-10-55-30.

At the commencement date, the Company calculated its lease payments in accordance with ASC 842-10-30-5:

“At the commencement date, the lease payments shall consist of the following payments relating to the use of the underlying asset during the lease term (a) fixed payments, including in substance fixed payments, less any lease incentives paid or payable to the lessee (see paragraphs 842-10-55-30 through 55-31.”

The Company considered the incentive to be an in substance fixed lease payment as it was reasonably certain of use. As such, in accordance with the guidance above, the Company included the lease incentive in lease payments, $16.7 million of which was included in future lease payments and, therefore, included in the calculation of the lease liability at the commencement date. Future lease payments totaled $37.9 million ($54.6 million in gross fixed payments less $16.7 million in incentives expected to be received in the first year of the lease), discounted at the 11.4% incremental borrowing rate to equal a beginning lease liability of $14.1 million. Following the commencement date, the Company measured its lease liability and right-of-use asset in accordance with ASC 842-20- 35-3.

FronThera Contingent Consideration, page F-20

38.	Please describe and quantify terms governing your acquisition of FronThera and accounting treatment for this asset acquisition. Refer us to the technical guidance upon which you relied and revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages F-19, F-21 and F-46 to F-47 of the DRS Amendment No. 1. For accounting purposes, the transaction was accounted for as an asset acquisition in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations, and FASB ASC 350, Intangibles—Goodwill and Other, after considering whether substantially all of the fair value of the gross assets acquired was concentrated in a single asset or group of assets. The Company concluded that the fair value of the gross assets acquired was concentrated in a single in-process research and development ("IPR&D") asset, ESK-001, which was expensed during the year ended December 31, 2021, consistent with the accounting policy disclosure for Asset Acquisitions and Acquired In-Process Research and Development Expenses on page F-10 of the DRS Amendment No. 1.

Item 16. Exhibits and Financial Statement Schedules, page II-3

39.	You list a Registration Rights Agreement between you and certain of your stockholders as Exhibit 4.3. Please tell us whether this registration rights agreement includes both the registration rights agreement you intend to enter into with Baker Brothers prior to closing, as discussed on page 161, and the registration rights agreement you discuss on page 167 under "Registration Rights." If it is not, please confirm that you will file copies of both registration rights agreements as exhibits to the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 185 and the exhibit index of the DRS Amendment No. 1 to clarify that certain existing securityholders possess registration rights pursuant to the Company’s amended and restated investors’ rights agreement, which is being filed as Exhibit 4.2. The Company has also updated Exhibit 4.3 to refer to the registration rights agreement that the Company intends to enter into with Baker Brothers prior to the closing of the offering, which is the registration rights agreement discussed on page 179 under “Registration Rights.”

General

40.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the DRS Amendment No. 1.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission May 15, 2024 Page Twelve

* * *

Please contact me at (973) 229 5658 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely, /s/ David Peinsipp David Peinsipp

cc:	Martin Babler, Alumis Inc.
Roy Hardiman, Alumis Inc. Sara Klein, Alumis Inc. Kristin VanderPas, Cooley LLP Lauren Creel, Cooley LLP Shayne Kennedy, Latham & Watkins LLP Ross McAloon, Latham & Watkins LLP

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com